[SKADDEN LETTERHEAD]
May 21, 2009
VIA EDGAR TRANSMISSION AND HAND DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 7010
Attn: Pamela Long, Assistant Director
Re:	Steelcase Inc. Registration Statement on Form S-3 Filed April 24, 2009 File No. 333-158754
Dear Ms. Long:
               We are writing on behalf of our client, Steelcase Inc. (the “Company”), in response to the letter of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated May 15, 2009 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-3, filed with the Commission on April 24, 2009 (the “Form S-3”). For the convenience of the Staff, the responses are set forth below following the text of the paragraph of the Comment Letter to which each response relates. Enclosed is a copy of Amendment No. 1 to the Form S-3, which is being filed via EDGAR concurrently herewith and which has been marked to show changes from the Form S-3 as previously filed.
Fee Table
1.	In note (3) to the fee table, you disclose that you are “registering an indeterminate amount and number of each identified class of the identified securities as may be issued upon conversion, exchange, exercise or settlement or any other securities that provide for such conversion, exchange, exercise or settlement.” Please clarify whether these securities are included in the $400 million of securities being registered; if they are not so included, please provide us with your analysis as to why

Pamela Long
May 21, 2009

you believe you can register the issuance of an indeterminate amount and number of these securities and not include in the registration statement a good-faith estimate of the maximum number of securities that you think you may need to issue. In this regard, please note that you may only register an indeterminate number of additional securities that may become pursuant to stock splits, stock dividends or similar transactions contemplated by Rule 416 of the Securities Act and that Rule 416 cannot be used to register securities issuable due the operation of a conversion formula. Please confirm your understanding that in the event such adjustment requires you to issue more shares than you are registering on this registration statement, you will file a new registration statement to register those additional shares. Please see Rule 416 and Question 2.13.02 of the Division’s Compliance and Disclosure Interpretations for Securities Act Rules, which is available on our website.
RESPONSE: In response to the Staff’s comment, footnote 3 to the fee table has been revised. In addition, the Company confirms that it will file a new registration statement to register additional shares, if any, issuable due to the operation of a conversion formula in the event that such adjustment requires it to issue more shares than it is registering on the Form S-3.
Exhibits 5.1 and 5.2
2.	Please have counsel provide an opinion that the warrants, debt securities, stock purchase contracts and stock purchase units covered by the registration statement will be binding obligations of the registrant.

RESPONSE: Exhibit 5.1 has been revised to provide opinions that the warrants, stock purchase contracts and stock purchase units covered by the Form S-3 will be binding obligations of the Company. Exhibit 5.2 provides that the debt securities covered by the Form S-3 will be binding obligations of the Company.

3.	We note that the opinions in exhibit 5.1 are limited to the State of Michigan. With respect to debt securities, counsel must opine on the laws of the state governing indenture, which is the State of New York.

RESPONSE: The opinion paragraphs in Exhibit 5.1 have been revised to omit references to the debt securities.

4.	We note that counsel in exhibit 5.2 assumes that the company has been duly organized and is and will continue to be validly existing in good standing, and has requisite legal status and legal capacity. Counsel may not assume that the registrant is legally incorporated. Please revise.

RESPONSE: Exhibit 5.1 has been revised to provide an opinion that the Company has been duly incorporated and is validly existing in good standing under the laws of the State of Michigan. Exhibit 5.2 has been revised to provide a similar opinion in reliance on Exhibit 5.1 and the assumptions in Exhibit 5.2 have been revised accordingly.

Pamela Long
May 21, 2009

Exhibit 25.1
5.	We note that the documents constituting Exhibits 1, 3 and 4 to the Form T-1 are incorporated by reference from Registration Statement No, 333-135006. We further note that Registration Statement No. 333-135006 appears to incorporate the subject documents from other documents on file with the Commission. Please provide us with your analysis as to why you believe you can so incorporate Exhibits 1, 3 and 4 to the Form T-1 in view of the limitations set forth in Item 10(d) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Form T-1 has been revised to clarify that the documents constituting Exhibits 1, 3 and 4 to the Form T-1 are incorporated by reference to the Form T-1 filed September 8, 2008 with Registration Statement No. 333-135006, SEC Accession No. 0001193125-08-192153. Such Form T-1 does not incorporate the subject documents from other documents on file with the Commission.
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          If the Staff has any questions or comments regarding the foregoing or requires additional information, please contact the undersigned at (312) 407-0907. Facsimile transmissions may be sent to the undersigned at (312) 827-9330.
Very truly yours,
/s/ Alison Rhoten
Alison Rhoten
cc:	Liesl A. Maloney, Esq. (Steelcase Inc.) Dieter King, Staff Attorney (Securities and Exchange Commission) Craig Slivka, Special Counsel (Securities and Exchange Commission)